# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: B&R Technology Merger Corp., CIK 0002131350
CUSIP: G1535G109
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 2300 West Sahara Avenue, Las Vegas, Nevada (NV), 89102
Date of event which requires filing of this statement: 07/22/2026
Filed by CIK 0002146375
Persons authorized to receive notices and communications: B&R Technology Sponsor LLC, 2300 West Sahara Avenue, Las Vegas, Nevada (NV), 89102, 00-000000

## Reporting persons
- B&R Technology Sponsor LLC (Cayman) (CIK 0002146375): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 13,145,833; sole dispositive power 0; shared dispositive power 13,145,833; aggregate amount beneficially owned 13,145,833 (28.8% of the class)
  Comment: (1) Includes 687,500 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 12,458,333 (up to 1,625,000 of which are subject to forfeiture depending on the extent to which the underwriter's over-allotment option is exercised) of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-297256). The 687,500 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-third of one warrant, each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between B&R Technology Sponsor LLC (Cayman) and the Issuer. B&R Technology Sponsor LLC (Cayman) is the record holder of the securities reported herein. David York, Alex Vieux and Steven Fletcher are managing members of Sponsor. Alex Vieux and Steven Fletcher are managing members of Authentic Founders, LLC, which is the managing member of Authentic Holdings, LLC, which is a member of Sponsor. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Each of them disclaims any such beneficial ownership except to the extent of their pecuniary interest therein.
- Authentic Founders, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 13,145,833; sole dispositive power 0; shared dispositive power 13,145,833; aggregate amount beneficially owned 13,145,833 (28.8% of the class)
  Comment: (1) Includes 687,500 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 12,458,333 (up to 1,625,000 of which are subject to forfeiture depending on the extent to which the underwriter's over-allotment option is exercised) of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-297256). The 687,500 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-third of one warrant, each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between B&R Technology Sponsor LLC (Cayman) and the Issuer. B&R Technology Sponsor LLC (Cayman) is the record holder of the securities reported herein. David York, Alex Vieux and Steven Fletcher are managing members of Sponsor. Alex Vieux and Steven Fletcher are managing members of Authentic Founders, LLC, which is the managing member of Authentic Holdings, LLC, which is a member of Sponsor. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Each of them disclaims any such beneficial ownership except to the extent of their pecuniary interest therein.
- Authentic Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 13,145,833; sole dispositive power 0; shared dispositive power 13,145,833; aggregate amount beneficially owned 13,145,833 (28.8% of the class)
  Comment: (1 Includes 687,500 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 12,458,333 (up to 1,625,000 of which are subject to forfeiture depending on the extent to which the underwriter's over-allotment option is exercised) of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-297256). The 687,500 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-third of one warrant, each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between B&R Technology Sponsor LLC (Cayman) and the Issuer. B&R Technology Sponsor LLC (Cayman) is the record holder of the securities reported herein. David York, Alex Vieux and Steven Fletcher are managing members of Sponsor. Alex Vieux and Steven Fletcher are managing members of Authentic Founders, LLC, which is the managing member of Authentic Holdings, LLC, which is a member of Sponsor. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Each of them disclaims any such beneficial ownership except to the extent of their pecuniary interest therein.
- Steven Fletcher: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 13,145,833; sole dispositive power 0; shared dispositive power 13,145,833; aggregate amount beneficially owned 13,145,833 (28.8% of the class)
  Comment: (1) Includes 687,500 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 12,458,333 (up to 1,625,000 of which are subject to forfeiture depending on the extent to which the underwriter's over-allotment option is exercised) of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-297256). The 687,500 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-third of one warrant, each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between B&R Technology Sponsor LLC (Cayman) and the Issuer. B&R Technology Sponsor LLC (Cayman) is the record holder of the securities reported herein. David York, Alex Vieux and Steven Fletcher are managing members of Sponsor. Alex Vieux and Steven Fletcher are managing members of Authentic Founders, LLC, which is the managing member of Authentic Holdings, LLC, which is a member of Sponsor. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Each of them disclaims any such beneficial ownership except to the extent of their pecuniary interest therein.
- Alex Vieux: type of reporting person: individual (IN); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 13,145,833; sole dispositive power 0; shared dispositive power 13,145,833; aggregate amount beneficially owned 13,145,833 (28.8% of the class)
  Comment: (1) Includes 687,500 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 12,458,333 (up to 1,625,000 of which are subject to forfeiture depending on the extent to which the underwriter's over-allotment option is exercised) of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-297256). The 687,500 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-third of one warrant, each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between B&R Technology Sponsor LLC (Cayman) and the Issuer. B&R Technology Sponsor LLC (Cayman) is the record holder of the securities reported herein. David York, Alex Vieux and Steven Fletcher are managing members of Sponsor. Alex Vieux and Steven Fletcher are managing members of Authentic Founders, LLC, which is the managing member of Authentic Holdings, LLC, which is a member of Sponsor. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Each of them disclaims any such beneficial ownership except to the extent of their pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Name of issuer: B&R Technology Merger Corp.
Address of issuer's principal executive offices: 2300 West Sahara Avenue, Las Vegas, Nevada (NV), 89102

## Item 2. Identity and Background
Name of person filing: This statement is filed by: (i) the B&R Technology Sponsor LLC (Cayman) ("Sponsor"), which is the holder of record of approximately 28.8% of the issued and outstanding Ordinary Shares (45,645,833) based on the number of Class A Ordinary Shares (33,187,500) and Class B Ordinary Shares (12,458,333) outstanding as of July 22, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on July 23, 2026; (ii) Authentic Holdings, LLC, a member of the Sponsor ("Authentic Holdings"), (iii) Authentic Founders, LLC ("Authentic Founder"), the managing member of Authentic Holdings, (iv) Steven Fletcher, Chief Operating Officer and a Director of the Issuer and a managing member of the Sponsor and Authentic Founder and (iii) Alex Vieux, a managing member of the Sponsor and Authentic Founder. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons. is 2300 West Sahara Avenue, Las Vegas, NV 89102.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Steven Fletcher serves as the Chief Operating Officer and, Director of the Issuer, a managing member of the Sponsor and Authentic Founder. Alex Vieux serves as a managing member of the Sponsor and Authentic Founder.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor, Authentic Founder and Authentic Holdings are each a Cayman Islands limited liability company. Steven Fletcher is a citizen of the United States. Alex Vieux is a citizen of France.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Placement Units (as defined below) was $6,875,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction: In connection with the organization of the Issuer, on December 29, 2025, 11,500,000 Class B Ordinary Shares (the "Founder Shares") were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, by and between the Sponsor and the Issuer (the "Share Subscription Agreement"), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. Subsequently on July 1, 2026, the Issuer, in connection with a share recapitalization, issued an additional 958,333 Founder Shares to the Sponsor for no consideration. On July 22, 2026, simultaneously with the consummation of the Issuer's initial public offering (the "IPO"), the Sponsor purchased 687,500 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of July 20, 2026, by and between the Issuer and the Sponsor (the "Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and one-third of a warrant, with each whole warrant exercisable into one Class A ordinary share at an exercise price of $11.50, subject to adjustment, commencing 30 days following the consummation of the Issuer's initial business combination (as described more fully in the Issuer's final prospectus dated July 20, 2026). The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 45,645,833 Ordinary Shares, including 33,187,500 Class A ordinary shares and 12,458,333 Class B Ordinary Shares outstanding as of July 22, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on July 23, 2026) are as follows: Sponsor: Amount beneficially owned: 13,145,833 and Percentage: 28.8%; Authentic Founders, LLC: Amount beneficially owned: 13,145,833 and Percentage: 28.8%; Authentic Holdings, LLC: Amount beneficially owned: 13,145,833 and Percentage: 28.8%; Steven Fletcher: Amount beneficially owned: 13,145,833 and Percentage: 28.8%; Alex Vieux: Amount beneficially owned: 13,145,833 and Percentage: 28.8%;
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 45,645,833 Ordinary Shares, including 33,187,500 Class A ordinary shares and 12,458,333 Class B Ordinary Shares outstanding as of July 22, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on July 23, 2026) are as follows:
(A) Sponsor: Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 13,145,833
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 13,145,833
iv. Shared power to dispose or to direct the disposition of: 0

(B)Authentic Founders, LLC: Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 13,145,833
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 13,145,833

(C ) Authentic Holdings, LLC: Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 13,145,833
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 13,145,833

(D )Steven Fletcher: Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 13,145,833
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 13,145,833

(E)Alex Vieux: Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 13,145,833
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 13,145,833

David York, Alex Vieux and Steven Fletcher are managing members of Sponsor. Alex Vieux and Steven Fletcher are managing members of Authentic Founders LLC, which is the managing member of Authentic Holdings, LLC, which is a member of Sponsor. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Each of them disclaims any such beneficial ownership except to the extent of their pecuniary interest therein.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Share Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on December 29, 2025, 11,500,000 Class B Ordinary Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Share Subscription Agreement. The description of the Share Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on July 2, 2026 (and is incorporated by reference herein as Exhibit 10.1). Subsequently on July 1, 2026, the Issuer, in connection with a share recapitalization, issued an additional 958,333 Founder Shares to the Sponsor for no consideration.

Private Placement Units Purchase Agreement between the Issuer and Sponsor

On July 22, 2026, simultaneously with the consummation of the IPO, the Sponsor purchased 687,500 Placement Units pursuant to the Placement Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below). The description of the Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 23, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter
On July 20, 2026, in connection with the IPO, the Issuer, the Sponsor, Steven Fletcher and certain other parties thereto entered into a letter agreement (the "Insider Letter"). Pursuant to the Insider Letter, the Sponsor and Steven Fletcher agreed (A) to vote their Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, except that it or he shall not vote any Class A Ordinary Shares that it or he purchased after the Issuer publicly announces its intention to engage in such proposed business combination for or against such proposed business combination, (B) not to propose an amendment to the Issuer's Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Issuer's obligation to redeem 100% of the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the IPO (or 27 months from the closing of the IPO if the Issuer has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the closing of the IPO; no redemption rights shall be offered to the Issuer's public shareholders in connection with any such extension from 24 months to 27 months if the Issuer has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the closing of the IPO), or (ii) with respect to any other provision relating to the rights of holders of Class A Ordinary Shares or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer's trust account set up in connection with the IPO (the "Trust Account") including interest earned on the funds held in the Trust Account and net of amounts withdrawn to pay the Issuer's taxes, divided by the number of then outstanding public shares, (C) not to redeem any Ordinary Shares in connection with a shareholder vote to approve the Issuer's proposed initial business combination or a vote to amend the provisions of the Issuer's Amended and Restated Memorandum and Articles of Association relating to shareholders' rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person (other than the Company's independent public accountants) who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of permitted withdrawals and taxes payable; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on July 23, 2026 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On July 20, 2026, in connection with the IPO, the Issuer, the Sponsor and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on July 23, 2026 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number Description

Exhibit 10.1 - Securities Subscription Agreement, dated as of December 29, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on July 2, 2026).

Exhibit 10.2 - Private Placement Units Purchase Agreement, dated as of July 20, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 23, 2026).

Exhibit - 10.3 Letter Agreement, dated as of July 20, 2026, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 23, 2026).

Exhibit - 10.4 Registration Rights Agreement, dated as of July 20, 2026, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 23, 2026).

Exhibit - 99.1 Joint Filing Agreement, July 29, 2026, by and among the Reporting Persons.

## Signatures
- B&R Technology Sponsor LLC (Cayman): By: /s/ Steven Fletcher, Steven Fletcher/Managing Member (07/29/2026)
- Authentic Founders, LLC: By: /s/ Steven Fletcher, Steven Fletcher/Managing Member (07/29/2026)
- Authentic Founders, LLC: By: /s/ Alex Vieux, Alex Vieux/ Managing Member (07/29/2026)
- Authentic Holdings, LLC: By: /s/ Steven Fletcher, Steven Fletcher/Managing Member, By: Authentic Founders, LLC, its managing member (07/29/2026)
- Authentic Holdings, LLC: By: /s/ Alex Vieux, Alex Vieux/Managing Member, By: Authentic Founders, LLC, its managing member (07/29/2026)
- Steven Fletcher: /s/ Steven Fletcher, Steven Fletcher (07/29/2026)
- Alex Vieux: /s/ Alex Vieux, Alex Vieux (07/29/2026)